UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                                (Amendment No.)*


                           PHOTOGEN TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   71932A-30-9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Mitchell D. Kaye, Manager                           with a copy to:
Xmark Asset Management, LLC                         Steven E. Seisser, Esq.
152 West 57th Street                                Lowenstein Sandler PC
21st Floor                                          65 Livingston Avenue
New York, New York  10019                           Roseland, New Jersey  07068
(212) 247-8200                                      (973) 597-2500
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 18, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.         71932A-30-9
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
                       Xmark Asset Management, LLC
                               13-3954392
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                  Not
         (b)               Applicable
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions):  SC
--------------------------------------------------------------------------------
5.  Check if  Disclosure  of  Legal  Proceedings Is  Required Pursuant  to Items
    2(d) or 2(e):                 Not Applicable
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization: New York, United States
--------------------------------------------------------------------------------
    Number of                      7. Sole Voting Power:                  *
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                *
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:             *
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:          *
                                      ------------------------------------------
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:  2,339,358*
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):  12.00%*
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions):  IA
--------------------------------------------------------------------------------
* Xmark Fund, L.P., a Delaware limited partnership ("Xmark LP"), is the holder of an aggregate of 542,567 shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Photogen Technologies, Inc., a Nevada corporation (the "Company") as of the date of filing this Schedule 13D (the "Filing Date"). Xmark Fund, Ltd., a Cayman Islands exempt company ("Xmark Ltd."), is the holder of an aggregate of 1,275,052 shares of Common Stock as of the Filing Date. Brown Simpson Partners I, Ltd., a Cayman Islands exempt company ("BSP"), is the holder of an aggregate of 521,739 shares of Common Stock as of the Filing Date. Xmark Asset Management, LLC, a New York limited liability company ("XAM"), serves as investment manager for each of Xmark LP, Xmark Ltd., and BSP. In such capacity, XAM possesses the power to vote and direct the disposition of all securities held by Xmark LP, Xmark Ltd. and BSP. Thus, as of the Filing Date, for the purposes of Reg. Section 240.13d-3, XAM may be deemed to beneficially own 2,339,358 shares of Common Stock, or 12.00% of the Common Stock issued and outstanding as of the Filing Date.



Item 1.   Security and Issuer.
          -------------------

          This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of Photogen Technologies, Inc., a Nevada corporation (the "Company"). The Company has principal executive offices located at 6175 Lusk Boulevard, San Diego, California 92121.

Item 2.   Identity and Background.
          -----------------------

          The person filing this statement is Xmark Asset Management, LLC, a New York limited liability company ("XAM"). The business address of XAM is 152 West 57th Street, 21st Floor, New York, New York 10019.

          XAM serves as the investment manager for Xmark Fund, L.P., a Delaware limited partnership ("Xmark LP"), Xmark Fund, Ltd., a Cayman Islands exempt company ("Xmark Ltd." and together with Xmark LP, "Xmark"), Brown Simpson Partners I, Ltd., a Cayman Islands exempt company ("BSP"), as well as various other private investment funds (the "Funds"). Xmark LP, Xmark Ltd., BSP and the Funds are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

          Mitchell D. Kaye, whose business address is c/o Xmark Asset Management, LLC, 152 West 57th Street, 21st Floor, New York, New York 10019, is the Chief Investment Officer of Xmark LP, Xmark Ltd., and BSP and the Manager of XAM.

          XAM has never been convicted in any criminal proceeding, nor has it been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which it was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Mr. Kaye has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Kaye is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Pursuant to a certain Standstill and Make Whole Agreement, dated as of December 30, 2002 (the "Standstill Agreement"), by and among the Company, Xmark LP, Xmark Ltd., and Alliance Pharmaceutical Corp. ("Alliance"), the Company issued an aggregate of 750,000 shares (the "Standstill Shares") of Common Stock to Xmark. The Standstill Shares had an ascribed per share value of $1.00, and the Standstill Shares were issued in consideration for Xmark's agreeing to refrain from exercising its rights and remedies as a secured creditor of Alliance for the standstill period specified in the Standstill Agreement.

          Pursuant to a certain Going Forward Agreement, dated as of May 2, 2003 and amended on August 18, 2003 (the "Xmark Going Forward Agreement"), by and among the Company and Xmark, the Company issued an aggregate of 1,176,619 shares (the "Xmark Going Forward Shares") of Common Stock to Xmark. The Xmark Going Forward Shares had an ascribed per share value of $1.00, and the Xmark Going Forward Shares were issued as (i) payment of the outstanding interest due and owing to Xmark by Alliance as of June 18, 2003, the date of closing of the

Company's acquisition (the "Alliance Acquisition") of certain of the assets of Alliance (the "Alliance Closing Date"); and (ii) payment of the outstanding amounts due and owing to Xmark as a result of the Company's failure to timely register the shares of Common Stock owned by Xmark.

          Pursuant to a certain Going Forward Agreement, dated as of May 2, 2003 (the "BSP Going Forward Agreement"), by and among the Company, BSP and Alliance, the Company issued an aggregate of 521,739 shares (the "BSP Going Forward Shares") of Common Stock to BSP on the Alliance Closing Date. The BSP Shares had an ascribed per share value of $2.30, which was the effective price per share at which shares of Common Stock were issued in connection with the Alliance Acquisition. The BSP Going Forward Shares were issued to BSP in consideration for, among other things, its conversion of the outstanding indebtedness due and owing to it by Alliance into shares of Alliance's common stock in connection with the Alliance Acquisition.


Item 4.   Purpose of Transaction.
          ----------------------

          The acquisition of securities referred to herein is for investment purposes. XAM has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information provided in the Company's Definitive Proxy Statement filed with the Securities and Exchange Commission on January 6, 2004, there were 19,487,476 shares of Common Stock issued and outstanding as of December 26, 2003. As of December 26, 2003, XAM owned an aggregate of 2,448,358 shares of Common Stock. Thus, as of December 26, 2003, for purposes of Reg.
Section 240.13d-3 of the Securities Exchange Act of 1934, as amended, XAM may be deemed to beneficially own 2,448,358 shares of Common Stock, or 12.56% of the shares of Common Stock issued and outstanding as of that date. After taking into account the 82,600 and 26,400 shares of Common Stock sold by Xmark (as set forth in the table set forth below) on January 8, 2004 and January 9, 2004, respectively, XAM may be deemed to beneficially own 2,339,358 shares of Common Stock, or 12.00% of the shares of Common Stock issued and outstanding as of December 26, 2003.

          Pursuant to the Standstill Agreement, in the case of clauses (A), (B) and (C) below, and the Xmark Going Forward Agreement, in the case of clauses
(D), (E), (F) and (G) below, Xmark LP and Xmark Ltd. acquired (A) 65,600 and 184,400 shares of Common Stock, respectively, from the Company on January 6, 2003, (B) 65,600 and 184,400 shares of Common Stock, respectively, from the Company on January 27, 2003, (C) 92,680 and 157,320 shares of Common Stock, respectively, from the Company on March 21, 2003, (D) 3,360 and 7,890 shares of Common Stock, respectively, from the Company on June 1, 2003, (E) 315,259 and 740,885 shares of Common Stock, respectively, from the Company on June 18, 2003,
(F) 24,769 and 58,208 shares of Common Stock, respectively, from the Company on August 1, 2003 and (G) 7,835 and 18,413 shares of Common Stock, respectively, from the Company on September 2, 2003. The shares of Common Stock issued to Xmark LP and Xmark Ltd. pursuant to the Standstill Agreement and the Xmark Going Forward Agreement had an ascribed per share value of $1.00.

          Pursuant to the Xmark Going Forward Agreement, Xmark has the right (the "Put Right") to require the Company to purchase all or a portion of the shares of Common Stock acquired by Xmark pursuant to the Standstill Agreement and the Xmark Going Forward Agreement at a per share purchase price of $1.00. The Put Right is exercisable (i) in four equal quarterly installments commencing on September 16, 2003 or (ii) in full on the earlier to occur of (A) July 18, 2004 or (B) the completion of one or more institutional financings resulting in aggregate gross proceeds to the Company of at least $20,000,000.

          Pursuant to the BSP Going Forward Agreement, BSP acquired the BSP Shares on the Alliance Closing Date. The BSP Shares had an ascribed per share value of $2.30, which was the effective price per share at which shares of Common Stock were issued in connection with the Alliance Acquisition.

          In addition, the following table details the transactions during the 60 days prior to the date of filing of this Schedule 13D in Common Stock, or securities convertible into, exercisable for or exchangeable for Common Stock, by XAM or any person or entity controlled by XAM or any person or entity for which XAM possesses voting or investment control over the securities thereof (each of which, was effected in an ordinary brokerage transaction):


                                   I. Xmark LP
                                   -----------

                                     (Sales)

     Date                          Quantity                Price Per Share
     ----                          --------                ---------------

   January 8, 2004                  24,656                     $1.4783
   January 9, 2004                   7,880                     $1.436



                                 II. Xmark Ltd
                                 -------------

                                     (Sales)

     Date                          Quantity                Price Per Share
     ----                          --------                ---------------

   January 8, 2004                  57,944                     $1.4783
   January 9, 2004                  18,520                     $1.436


          With each of the sales listed in Tables I and II immediately above, the shares of Common Stock subject to the Xmark LP's and Xmark Ltd.'s Put Right decreased, respectively, by the amount of the shares sold in such sales.



Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
        ------------------------------------------------------------------------

          Pursuant to the Standstill Agreement, Xmark received an aggregate of 750,000 shares of Common Stock in consideration for Xmark agreeing not to exercise any rights against Alliance as a secured creditor for the period of the standstill period set forth in the Standstill Agreement.

          On May 2, 2003, the Company and Xmark entered into the Xmark Going Forward Agreement. Pursuant to the Xmark Going Forward Agreement: (i) Xmark received the shares of Common Stock set forth in clauses (D), (E), (F) and (G) of Item 5 above; (ii) Xmark obtained the Put Right, as described in Item 5 above, and (iii) the Company issued to Xmark, on the Alliance Closing Date, promissory notes (the "Notes") in the aggregate principal amount of $2,500,000, which Notes are payable in two equal installments on August 5, 2003 and November 3, 2003. The Company defaulted on the $1,250,000 principal payment due under the Notes on August 5, 2003 and, as a result, the Company and Xmark negotiated an amendment to the Xmark Going Forward Agreement pursuant to which, among other things: (i) the Company made an immediate payment to Xmark of $1,250,000 in consideration for the recission of Xmark's default notice under the Notes, the Going Forward Agreement and the Security Agreements (as defined below); and (ii) the Company's obligation to register, upon Xmark's demand, the shares of Common Stock acquired pursuant to the Standstill Agreement and the Xmark Going Forward Agreement was terminated and, in lieu thereof, Xmark was granted piggyback registration rights.

          On  May  2,  2003,   the  Company  and  Xmark  also   entered  into  a
Participation Agreement pursuant to which Xmark sold to the Company a one-third undivided interest in Xmark's loan to Alliance in consideration for $1,250,000.

          On the Alliance Closing Date, the Company and Xmark entered into a Security Agreement and Patent and Trademark Security Agreement (collectively, the "Security Agreements") pursuant to which the Company granted Xmark a first priority security interest (the "Security Interest") in the assets of Alliance acquired by the Company in connection with the Alliance Acquisition. All of the Company's obligations to Xmark, including, without limitation, those arising under the Xmark Going Forward Agreement (which includes, without limitation, the Put Right), the Notes and the Security Agreements, are secured by the Security Interest.

          Pursuant to the BSP Going Forward Agreement: (i) on the Alliance Closing Date, BSP received the BSP Shares, which BSP Shares had an ascribed per share value of $2.30 (the effective price per share at which shares of Common Stock were issued in connection with the Alliance Acquisition); (ii) the Company is obligated to pay to BSP $400,000 in cash (the "BSP Cash Payment") as follows:
(A) $200,000 in cash on or prior to the 90th day following the Alliance Closing Date and (B) $200,000 in cash on or prior to the 180th day following the Alliance Closing Date; (iii) the Company is obligated to use its reasonable best efforts to register the BSP Shares (and any late registration penalty shares issued pursuant to clause (iv) below) within 60 days following the Alliance Closing Date (the 60th day following the Alliance Closing Date is referred to as, the "Registration Date"); and (iv) BSP is entitled to payment in an amount equal to $18,000 for any 30 day period or pro rata for any portion thereof following the Registration Date until such time as a registration statement is made effective with respect to the BSP Shares, which payments may be made, at the Company's election, in cash or Common Stock valued at $2.30 per share. As of the date of filing of this Schedule 13D, the Company is in default of its obligations to pay BSP the BSP Cash Payment as well as its obligations under clauses (iii) and (iv) pursuant to the immediately preceding sentence.

          The  descriptions of the transactions and agreements set forth in this
Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which are incorporated by reference to this Schedule 13D as exhibits pursuant to Item 7 hereof.

          Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between XAM and any person or entity.



Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          1. Standstill and Make Whole Agreement, dated as of December 30, 2002, by and among the Company, Xmark LP, Xmark Ltd., and Alliance, incorporated by reference to Exhibit 10.23 to the Annual Report on Form 10-K for the year ended December 31, 2002.

          2. Going Forward Agreement, dated as of May 2, 2003, by and among the Company and Xmark, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, dated July 20, 2003, filed by the Company.

          3. Amendment, dated August 18, 2003, to the Going Forward Agreement, dated as of May 2, 2003, by and among the Company and Xmark, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, dated August 20, 2003, filed by the Company.

          4. Going Forward Agreement, dated as of May 2, 2003, by and among the Company, BSP and Alliance.

          5. Participation Agreement, dated as of May 2, 2003, by and among the Company, BSP and Alliance.

          6. Promissory Note, dated as of June 18, 2003, issued by the Company to Xmark Ltd. in the aggregate principal amount of $1,753,750, incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K, dated August 20, 2003, filed by the Company.

          7. Promissory Note, dated as of June 18, 2003, issued by the Company to Xmark LP in the aggregate principal amount of $746,250.

          8. Security Agreement, dated as of June 18, 2003, by and among the Company and Xmark, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, dated August 20, 2003, filed by the Company.

          9. Patent and Trademark Security Agreement, dated as of June 18, 2003, by and among the Company and Xmark, incorporated by reference to Exhibit
10.3 to the Current Report on Form 8-K, dated August 20, 2003, filed by the Company.

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            January 14, 2004

                                            XMARK ASSET MANAGEMENT, LLC

                                            /s/ Mitchell D. Kaye
                                            ------------------------------------
                                            Mitchell D. Kaye, Manager


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                    EXHIBIT 4

                                    AGREEMENT

          This AGREEMENT is entered into this 2nd day of May, 2003, by and among Brown Simpson Partners I, Ltd. (the "Lender"), Alliance Pharmaceutical Corp., a New York corporation ("Borrower"), and Photogen Technologies, Inc., a Nevada corporation ("Photogen").

          WHEREAS, Lender has entered into that certain Securities Purchase Agreement, dated February 11, 2000, with Borrower and that certain Securities Purchase Agreement, dated August 22, 2000, with Borrower pursuant to which Lender purchased 5% Subordinated Convertible Debentures due 2004 (the "Debentures") from Borrower in an aggregate principal amount of $14,5000,000;

          WHEREAS, Photogen is contemplating a purchase (the "Asset Purchase") of substantially all of Borrower's imaging modalities assets used in connection with Borrower's imaging and diagnostic imaging business, including without limitation with respect to development, manufacture, marketing and sale of the Imagent(R) products (the "Imagent Business");

          WHEREAS, with regard to Borrower's development of the Oxygent(R) product, a blood substitute product, Borrower has granted an exclusive license for the development, manufacture, marketing and sale of the Oxygent(R) product in the United States and Europe to PFC Therapeutics, a joint venture in which Borrower has an equity interest, but has retained such rights for itself in the rest of the world (collectively, the "Oxygent Business"); and

          WHEREAS, the parties hereto wish to set forth herein the terms and conditions pursuant to which at the closing of the contemplated Asset Purchase
(i) Photogen and Borrower will pay Lender the amounts set forth herein, (ii) Lender will convert the outstanding principal amount of the Debentures then held by it, (iii) Lender will consent to the Asset Purchase, and (iv) Lender, Borrower and Photogen will release each other from certain claims.

          NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows.

          1. Asset Purchase. Photogen shall use its commercially reasonable efforts to effect the Asset Purchase as soon as practicable after the date hereof. The date on which the closing of the Asset Purchase (the "Closing") occurs is hereinafter referred to as the "Closing Date".

          2. Transactions to Occur at the Closing.

          (a) Photogen  shall provide Lender with written  evidence,  reasonably
satisfactory   to  Lender,   that  the  Closing  has   occurred  or  will  occur
simultaneously with the transactions set forth in this Section 2.

          (b) As of the Closing, Photogen shall become unconditionally obligated to pay Lender a total of $400,000, in cash, paid as follows: (i) $200,000, to be paid no later than the 90th day after the Closing Date and (ii) $200,000, to be paid no later than the 180th day after the Closing Date.

          (c) At the Closing, Photogen shall deliver to Lender a number of newly issued, fully paid and non-assessable shares (the "Brown Simpson Shares") of Photogen's common stock, par value $0.01 per share (the "Photogen Common Stock") equal in value to $1,200,000 (each share to be valued at the effective price per share at which shares of Photogen Common Stock are issued in the Asset Purchase (subject to adjustment in the event of any stock split, stock dividend, reverse stock split, recapitalization or reclassification of the Borrower Common Stock occurring on or after the Closing Date) (the "Share Value")).

          (d) At the Closing, Lender shall irrevocably convert the outstanding principal amount of Debentures then held by Lender in exchange for up to 5,000,000 newly issued, fully paid and non-assessable shares of Borrower's common stock, par value $0.01 per share (the "Borrower Common Stock") (subject to adjustment in the event of any stock split, stock dividend, reverse stock split, recapitalization or reclassification of the Borrower Common Stock occurring on or after the date hereof).

          (e) At the Closing, Borrower shall deliver to Lender an agreement in form and substance reasonably satisfactory to Lender (the "Oxygent Agreement") pursuant to which Borrower will convey to Lender an undivided 10% ownership interest in the Oxygent Business (the "Oxygent Interest").

          (f) At the Closing, the Lender shall deliver to Photogen (i) an irrevocable conversion notice as specified in clause (d) above, (ii) the Debentures then held by the Lender marked "canceled" or otherwise properly endorsed for transfer, (iii) a release in the form attached as Exhibit A hereto (in exchange for executed counterparts thereof from Borrower and Photogen) and
(iv) such other documents as Photogen may reasonably request.

          3. Call Right.

          (a) From and after the Closing, Borrower shall have the right (the "Call Right") at its option, exercisable as specified herein, to repurchase from Lender the Oxygent Interest, in whole but not in part, for a cash repurchase price of $5,000,000 (the "Repurchase Amount"). The Call Right shall be fully exercisable at any time from and after the Closing Date and shall expire on 5:00 p.m., New York time, on the third anniversary of the Closing Date (the "Expiration Date").

          (b) The Call Right may be exercised by providing written notice thereof to Lender prior to the Expiration Date, which notice shall specify the date on which such repurchase is to occur (the "Repurchase Date"), which shall be not less than three business days after the date of the notice. On the Repurchase Date, Lender shall deliver to Borrower an executed novation agreement terminating the Oxygent Agreement, and Borrower shall pay the Repurchase Amount to Lender by wire transfer of immediately available funds to an account previously specified by Lender.

          (c) Prior to the Expiration Date, Lender shall not sell, transfer, assign, pledge, or otherwise hypothecate or dispose of any of its rights in the Oxygent Interest, in whole or in part unless, as a condition thereof, the buyer, transferee, assignee, pledgee or other party to such transfer shall agree in writing to be bound by the terms of this Section 3.

          4. Termination. In the event that the Closing Date does not occur prior to 5:00, New York time, on July 15, 2003 (the "Termination Date") or Photogen decides, in its sole discretion, not to consummate the Asset Purchase, then this Agreement shall terminate and be of no further force and effect.

          4A. Registration Requirements.

          (a) Photogen shall use its reasonable best efforts to register (i) the Brown Simpson Shares and (ii) any Late Registration Shares (as defined below) for resale by Brown Simpson or its transferees under the Securities Act of 1933, as amended (the "Securities Act"), within 60 days from the Closing Date (the 60th day following the Closing Date is referred to as, the "Registration Date").

          (b) Lender shall be entitled to payment in an amount equal to $18,000 for any 30-day period or pro rata for any portion thereof following the Registration Date until such time as a registration statement is made effective with respect to the Brown Simpson Shares. Any such payments may be made, at Photogen's election, in cash or Photogen Common Stock, valued at the Share Value (subject to adjustment in the event of any stock split, stock dividend, reverse stock split, recapitalization or reclassification of the Borrower Common Stock occurring on or after the Closing Date) . Such payments shall be in partial compensation to Lender, and shall not constitute Lender's exclusive remedy for such events. Any shares of Photogen Common Stock so issued pursuant to this
Section 4A are referred to herein as "Late Registration Shares".

          5. Representations and Warranties of the Parties.

          5.1 Lender. Lender represents and warrants to Photogen and Borrower as follows:

               (a) The execution, delivery and performance of this Agreement (i) have been duly authorized by all necessary corporate or partnership action on behalf of Lender, (ii) do not and will not violate any provision of law, rules, regulations, or orders or any provision of the charter, bylaws or other organizational documents of or binding on Lender, and (iii) do not and will not violate, result in the breach of, or constitute a default or require any consent under, any contract, agreement, indenture or instrument to which Lender is a party or by which Lender or Lender's property may be bound or subject. This
Agreement has been duly and validly executed and delivered by Lender and constitutes the legal, valid and binding obligation of Lender, enforceable against Lender in accordance with the terms hereof, subject as to enforceability
(x) to applicable bankruptcy, insolvency, reorganization or moratorium and other similar laws affecting creditors' rights generally and (y) to the application of general principles of equity. No governmental or other approval is required in connection with the execution and delivery by Lender of, and the performance of the obligations of Lender under, this Agreement.

               (b) Lender owns the Debentures free and clear of all liens, claims, interests and encumbrances.

               (c) Lender is an "accredited investor" as such term is defined in Regulation D under the Securities Act. The shares of Photogen Common Stock and Borrower Common Stock to be received by Lender hereunder will be acquired for Lender's own account, not as nominee or agent, and not with a view to the resale or distribution of any part thereof in violation of the Securities Act, and Lender has no intention of selling, granting any participation in, or otherwise distributing the same in violation of the Securities Act. Lender acknowledges that it can bear the economic risk and complete loss of its investment in the shares of Photogen Common Stock and Borrower Common Stock it may receive hereunder and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment contemplated hereby. Lender understands that the shares of Photogen Common Stock and Borrower Common Stock are characterized as "restricted securities" under the U.S. federal securities laws inasmuch as they are being acquired from Photogen and Borrower, respectively, in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Securities Act only in certain limited circumstances, and the certificate(s) for the shares of Photogen Common Stock and Borrower Common Stock will bear a legend to that effect. Lender has had an opportunity to receive additional information related to Photogen and Borrower, respectively, requested by it and to ask questions of and receive answers from Photogen regarding Photogen and from Borrower regarding Borrower, their respective businesses and the terms and conditions of the offerings  of  shares  of  Photogen  Common  Stock and  Borrower  Common  Stock,
respectively. Lender acknowledges access to copies of Photogen's most recent Annual Report on Form 10-K for the fiscal year ended December 31, 2002, as amended (the "Photogen 10-K"), and all other reports and amendments thereto filed by Photogen pursuant to the Securities Exchange Act of 1934, as amended (the "1934 Act"), since the filing of the Photogen 10-K and prior to the date hereof (collectively, the "Photogen SEC Filings") through EDGAR. Lender acknowledges access to copies of Borrower's most recent Annual Report on Form 10-K for the fiscal year ended June 30, 2002, as amended (the "Borrower 10-K"), and all other reports and amendments thereto filed by Alliance pursuant to the Securities Exchange Act of 1934, as amended (the "1934 Act"), since the filing of the Alliance 10-K and prior to the date hereof (collectively, the "Borrower SEC Filings") through EDGAR. Lender did not learn of the investment in shares of Photogen Common Stock or shares of Borrower Common Stock as a result of any public advertising or general solicitation.

          5.2 Photogen. Photogen represents and warrants to Lender and Borrower as follows:

               (a) The execution, delivery and performance of this Agreement, including the issuance of the shares of Photogen Common Stock contemplated hereby, (i) have been duly authorized by all necessary corporate action on behalf of Photogen, (ii) do not and will not violate any provision of law, rules, regulations, or orders or any provision of the charter, bylaws or other organizational documents of or binding on Photogen, and (iii) do not and will not violate, result in the breach of, or constitute a default or require any consent under, any contract, agreement, indenture or instrument to which Photogen is a party or by which Photogen or Photogen's property may be bound or subject. This Agreement been duly and validly executed and delivered by Photogen and constitutes the legal, valid and binding obligation of Photogen, enforceable against Photogen in accordance with the terms hereof, subject as to enforceability (x) to applicable bankruptcy, insolvency, reorganization or moratorium and other similar laws affecting creditors' rights generally and (y) to the application of general principles of equity. No governmental or other approval is required in connection with the execution and delivery by Photogen of, and the performance of the obligations of Photogen under, this Agreement.

               (b) Photogen is a corporation duly organized, validly existing and in corporate good standing under the laws of the State of Nevada and is qualified to do business as a foreign corporation in each jurisdiction in which such qualification is required, except where the failure to be so qualified would not have, either individually or in the aggregate, a material adverse effect on the business, operations, financial condition, assets, prospects, liabilities or contractual rights of Photogen, whether individually or taken as a whole. Photogen has duly authorized the sale and issuance, pursuant to the terms of this Agreement an adequate number shares of its common stock authorized and available for issuance hereunder, having the rights, restrictions, privileges and preferences set forth in the Amended and Restated Articles of Incorporation, as amended to date.

               (c) The issuance, sale and delivery of shares of Photogen Common Stock in accordance with this Agreement have been duly authorized by all necessary corporate action on the part of Photogen. The shares of Photogen Common Stock issuable hereunder when so issued, sold and delivered against payment therefor in accordance with the provisions of this Agreement will be duly and validly issued, fully paid and non-assessable.

               (d) The Photogen SEC Filings are the only filings required of Photogen pursuant to the 1934 Act for such periods. At the time of filing thereof, the Photogen SEC Filings complied as to form in all material respects with the requirements of the 1934 Act and did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, as amended and in the light of the circumstances under which they were made, not misleading. During the preceding two years, except as set forth in the Photogen SEC Filings: Each registration statement and any amendment thereto filed by Photogen pursuant to the Securities Act and the rules and regulations thereunder, as of the date such statement or amendment became effective, complied as to form in all material respects with the Securities Act and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading; and each prospectus filed pursuant to Rule 424(b) under the Securities Act, as of its issue date and as of the closing of any sale of securities pursuant thereto did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Photogen is engaged only in the business described in the Photogen SEC Filings and the Photogen SEC

Filings contain a complete and accurate description in all material respects of the business of Photogen, taken as a whole, as required to be disclosed.

               (e) The financial statements included in each Photogen SEC Filing present fairly, in all material respects, the consolidated financial position of Photogen as of the dates shown and its consolidated results of operations and cash flows for the periods shown, and such financial statements have been prepared in conformity with United States generally accepted accounting principles applied on a consistent basis (except as may be disclosed therein, or in the notes thereto, and, in the case of quarterly financial statements, as permitted by Form 10-Q under the 1934 Act). Except as set forth in the financial statements of Photogen included in the Photogen SEC Filings filed prior to the date hereof Photogen has not incurred any liabilities, contingent or otherwise, except those incurred in the ordinary course of business, consistent (as to amount and nature) with past practices since the date of such financial statements, none of which, individually or in the aggregate, have had or could reasonably be expected to have a Material Adverse Effect.

               (f) Except as disclosed in the SEC Filings or on Schedule 5.2(f) hereto, there are no pending actions, suits or proceedings against Photogen or its subsidiaries which affect any of its or their properties; and to Photogen's knowledge, no such actions, suits or proceedings are threatened or contemplated.

               (g) Photogen is in compliance with all applicable Nasdaq SmallCap Market continued listing requirements. There are no proceedings pending or to Photogen's knowledge threatened against Photogen relating to the continued listing of its common stock on the Nasdaq SmallCap Market and Photogen has not received any notice of, nor to Photogen's knowledge is there any basis for, the delisting of its common stock from the Nasdaq SmallCap Market. The shares of Photogen Common Stock issuable hereunder have been approved for listing on the Nasdaq SmallCap Market and will be listed on the Nasdaq SmallCap Market upon official notice of issuance.

               (h) Neither Photogen nor any person or entity acting on its behalf has conducted any general solicitation or general advertising (as those terms are used in Regulation D) in connection with the offer or sale of any of the shares of Photogen Common Stock issuable hereunder.

          5.3 Borrower. Borrower represents and warrants to Lender and Photogen as follows:

               (a) The execution, delivery and performance of this Agreement, including the issuance of the shares of Borrower Common Stock contemplated hereby, (i) have been duly authorized by all necessary corporate action on behalf of Borrower, (ii) do not and will not violate any provision of law, rules, regulations, or orders or any provision of the charter, bylaws or other organizational documents of or binding on Borrower, and (iii) do not and will not violate, result in the breach of, or constitute a default or require any consent under, any contract, agreement, indenture or instrument to which Borrower is a party or by which Borrower or Borrower's property may be bound or subject. This Agreement been duly and validly executed and delivered by Borrower and constitutes the legal, valid and binding obligation of Borrower, enforceable against Borrower in accordance with the terms hereof, subject as to enforceability (x) to applicable bankruptcy, insolvency, reorganization or moratorium and other similar laws affecting creditors' rights generally and (y) to the application of general principles of equity. No governmental or other approval is required in connection with the execution and delivery by Borrower of, and the performance of the obligations of Borrower under, this Agreement.

               (b) Borrower is a corporation duly organized, validly existing and in corporate good standing under the laws of the State of New York and is qualified to do business as a foreign corporation in each jurisdiction in which such qualification is required, except where the failure to be so qualified would not have, either individually or in the aggregate, a material adverse effect on the business, operations, financial condition, assets, prospects, liabilities or contractual rights of Borrower, whether individually or taken as a whole. Borrower has duly authorized the sale and issuance, pursuant to the terms of this Agreement an adequate number shares of its common stock authorized and available for issuance hereunder, having the rights, restrictions, privileges and preferences set forth in the Certificate of Incorporation, as amended to date.

               (c) The issuance, sale and delivery of shares of Borrower Common Stock in accordance with this Agreement have been duly authorized by all necessary corporate action on the part of Borrower. The shares of Borrower Common Stock issuable hereunder when so issued, sold and delivered against payment therefor in accordance with the provisions of this Agreement will be duly and validly issued, fully paid and non-assessable.

               (d) The Borrower SEC Filings are the only filings required of Borrower pursuant to the 1934 Act for such periods. At the time of filing thereof, the Borrower SEC Filings complied as to form in all material respects with the requirements of the 1934 Act and did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, as amended and in the light of the circumstances under which they were made, not misleading. During the preceding two years, except as set forth in the Borrower SEC Filings: Each registration statement and any amendment thereto filed by Borrower pursuant to the Securities Act and the rules and regulations thereunder, as of the date such statement or amendment became effective, complied as to form in all material respects with the Securities Act and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading; and each prospectus filed pursuant to Rule 424(b) under the Securities Act, as of its issue date and as of the closing of any sale of securities pursuant thereto did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Borrower is engaged only in the business described in the Borrower SEC Filings and the Borrower SEC Filings contain a complete and accurate description in all material respects of the business of Borrower, taken as a whole, as required to be disclosed.

               (e) The financial statements included in each Borrower SEC Filing present fairly, in all material respects, the consolidated financial position of Borrower as of the dates shown and its consolidated results of operations and cash flows for the periods shown, and such financial statements have been prepared in conformity with United States generally accepted accounting principles applied on a consistent basis (except as may be disclosed therein, or in the notes thereto, and, in the case of quarterly financial statements, as permitted by Form 10-Q under the 1934 Act). Except as set forth in the financial statements of Borrower included in the Borrower SEC Filings filed prior to the date hereof Borrower has not incurred any liabilities, contingent or otherwise, except those incurred in the ordinary course of business, consistent (as to amount and nature) with past practices since the date of such financial statements, none of which, individually or in the aggregate, have had or could reasonably be expected to have a Material Adverse Effect.

               (f) Except as disclosed in the SEC Filings or on Schedule 5.3(f) hereto, there are no pending actions, suits or proceedings against Borrower or its subsidiaries which affect any of its or their properties; and to Borrower's knowledge, no such actions, suits or proceedings are threatened or contemplated.

               (g) Neither Borrower nor any person or entity acting on its behalf has conducted any general solicitation or general advertising (as those terms are used in Regulation D) in connection with the offer or sale of any of the shares of Borrower Common Stock issuable hereunder.

          6. General.

          6.1 Notices. All notices, requests, consents and other communications under this Agreement shall be in writing and shall be delivered by hand, by telecopier, by express overnight courier service or mailed by first class mail, postage prepaid, to the respective addresses set forth on the signature pages of this Agreement, as such addresses may be modified by notice given pursuant to this Section 6.1, with copies provided simultaneously to counsel as set forth on the signature pages of this Agreement. Notices provided in accordance with this
Section 6.1 shall be deemed delivered upon personal delivery, receipt by telecopy or overnight mail, or 48 hours after deposit in the mail in accordance with the above.

          6.2 Entire Agreement. This Agreement, together with the instruments and other documents hereby contemplated to be executed and delivered in connection herewith, contains the entire agreement and understanding of the parties hereto, and supersedes any prior agreements, negotiations or understandings between or among them, with respect to the subject matter hereof. Except as expressly set forth in this Agreement, no party makes any representation or warranty, express or implied, with respect to the transactions contemplated by this Agreement or any such other agreements. Except as expressly set forth in this Agreement, Photogen makes no representation or warranty, express or implied, with respect to the business of Photogen, Photogen, Photogen's assets or its future prospects (including any of the foregoing with respect to Borrower). Except as expressly set forth in this Agreement, Borrower makes no representation or warranty, express or implied, with respect to the business of Borrower, Borrower, Borrower's assets or its future prospects. No party is relying on any understandings, agreements or representations other than those expressly contained in this Agreement or such other written agreements.

          6.3 Amendments and Waivers. This Agreement may only be amended or modified by a writing dated after the date hereof and signed by the parties hereto. No waivers of or exceptions to any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

          6.4   Counterparts.   This   Agreement  may  be  executed  in  several
counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

          6.5 Captions. The captions of the sections, subsections and paragraphs of this Agreement have been added for convenience only and shall not be deemed to be a part of this Agreement.

          6.6 Severability. Each provision of this Agreement shall be interpreted in such manner as to validate and give effect thereto to the fullest lawful extent, but if any provision of this Agreement is determined by a court of competent jurisdiction to be invalid or unenforceable under applicable law, such provision shall be ineffective only to the extent so determined and such invalidity or unenforceability shall not affect the remainder of such provision or the remaining provisions of this Agreement.

          6.7 Governing Law. This Agreement shall be governed by and interpreted and construed in accordance with the laws of the State of New York. The parties irrevocably submit to the exclusive jurisdiction of the state and federal courts located in New York, New York for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Agreement and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on each party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Agreement. The parties irrevocably consent to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court. The parties irrevocably waive any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waive any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

          6.8 Injunctive Relief. In the event of any breach or threatened breach of the provisions of this Agreement by any party hereto or its representatives, the other party shall be entitled to all legal and equitable remedies available to it, and without limiting any other available remedies, such party shall be entitled to equitable relief without the necessity of posting a bond, including injunction and specific performance. No failure or delay by any party in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder. In any action to enforce the provisions of this Agreement, the non-prevailing party shall pay the reasonable attorneys fees and related reasonable costs and expenses incurred by the prevailing party in connection therewith.

                         [Next Page is Signature Page.]

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

                                         Brown Simpson Partners I, Ltd.


                                         By:__________________________________
                                         Its: __________________________________
                                         Address:


                                         Alliance Pharmaceutical Corp.


                                         By:__________________________________
                                         Its: __________________________________
                                         Address:



                                         Photogen Technologies, Inc.


                                         By:__________________________________
                                         Its: __________________________________
                                         Address:

                                    Exhibit A

                                 Form of Release

Date: May 2, 2003

Photogen Technologies, Inc.
140 Union Square Drive
New Hope, PA 18938

Alliance Pharmaceutical Corp.
6175 Lusk Boulevard
San Diego, CA 92121

Ladies and Gentlemen:

          Reference is made to that certain Securities Purchase Agreement, dated February 11, 2000, and that certain Securities Purchase Agreement, dated August 22, 2000 (each as amended, modified, extended or restated from time to time, the "Securities Purchase Agreements"; the Securities Purchase Agreements and the various documents, instruments and agreements executed in connection therewith, including those set forth on Exhibit A hereto, are collectively referred to herein as the "Loan Documents") each between Alliance Pharmaceutical Corp. (the "Borrower") and SDS Merchant Fund, L.P., Brown Simpson Partners I, Ltd. (the "Lender"), Castle Creek Healthcare Investors, LLC, CC Life Science, Ltd. and CCL Fund LLC. The Borrower has requested that the Lender accept the Payout Amount (as defined below), to be funded in part by Photogen Technologies Inc. ("Photogen"), in full satisfaction of all of the Borrower's obligations and liabilities to Lender under or in respect of the Loan Documents (collectively referred to herein as the "Obligations"). The Lender has agreed to accept the Payout Amount in full satisfaction of the Obligations, subject to the terms and conditions of that certain Agreement dated May 2, 2003 (the "Agreement") by and among Lender and Photogen and this letter agreement set forth below.

          1. In accordance with the terms and conditions of the Agreement, this letter agreement will confirm that upon receipt by the Lender of:

          (a) a written evidence that the Closing (as defined in the Agreement) will simultaneously occur with the transactions set forth in Section 2 of the Agreement;

          (b) delivery of the shares of Photogen Common Stock and Borrower Common Stock (as defined in the Agreement) (together with the cash amounts to be paid pursuant to the Agreement, the "Payout Amount");

          (c) a fully-executed counterpart of this letter agreement signed by the Borrower and Photogen; and

          (d) the other documents and certificates specified in the Agreement.

Lender shall irrevocably convert the Debentures and all of the Obligations shall be terminated and satisfied in full and each of the Loan Documents shall be deemed terminated and of no further effect. Upon receipt of the Payout Amount in accordance with the foregoing and satisfaction of the other conditions referred to above, the Lender agrees to release, on and with effect from the date the foregoing conditions are satisfied (referred to herein as the "Payoff Date"), all of its security interests and liens created as security for the Obligations.

          2. The Lender will, promptly following the satisfaction of the conditions referred to in Paragraph 1 above, execute and deliver any Uniform Commercial Code termination statements, lien releases, mortgage releases, re-assignments of trademarks, discharges of security interests, and other similar discharge or release documents (if applicable, in recordable form) as are reasonably necessary to release, as of record, the security interests, financing statements, mortgages and all other notices of security interests and liens previously filed by the Lender with respect to the Obligations. Without limiting the foregoing, the Lender shall provide to Borrower's counsel by hand delivery no later than the first Business Day after the Payoff Date duly completed UCC-3 termination statements (and a written authorization by Lender for such termination statements to be recorded) with respect to each of the UCC-1 financing statements listed on Exhibit B hereto and mortgage discharges in recordable form for each mortgage executed and delivered to lender by Borrower. To Lender's knowledge, no UCC-1 financing statements have been filed by or on behalf of the Lender except those set forth in Exhibit B hereto.

          3. The Lender will, as promptly as practicable upon the satisfaction of the conditions referred to in Paragraph 1 above, return to the Borrower the originals of any debentures, promissory notes or stock certificates in the Lender's possession delivered to it in connection with the Loan Documents, with any such debentures or promissory notes duly marked "Paid in full" or "cancelled" (or with written authorizations to so mark such documents after the Payoff Date actually occurs) as may be appropriate.

          4. The Lender shall execute and deliver to or for the Borrower such additional documents and shall provide additional information as may be reasonably  necessary  to carry  out the  terms of this  letter  agreement.  The
Borrower shall reimburse the Lender for the reasonable amount of any out-of-pocket expenses Lender incurs in responding to requests by the Borrower pursuant to the preceding sentence.

          5. Except with respect to the obligations and liabilities of the Lender Releasees arising under the Agreement and this letter agreement, the Borrower and Photogen, on behalf of themselves and their respective successors, assigns, and other legal representatives (collectively, the "Borrower Releasors" and individually, a "Borrower Releasor"), hereby, jointly, severally, and jointly and severally, absolutely, unconditionally and irrevocably release, remise and forever discharge the Lender, its successors and assigns, and its present and former shareholders, affiliates, subsidiaries, divisions, predecessors, directors, officers, attorneys, employees, agents and other representatives (Lender and all such other parties collectively, the "Lender Releasees" and each a "Lender Releasee"), of and from all demands, actions, causes of action, suits, covenants, contracts, controversies, agreements, promises, sums of money, accounts, bills, reckonings, damages and any and all other claims, counterclaims, defenses, rights of set-off, demands and liabilities whatsoever (collectively, "Claims") of every name and nature, known or unknown, suspected or unsuspected, both at law and in equity, which any Borrower Releasor may now or hereafter own, hold, have or claim to have against the Lender Releasees or any of them for, upon, or by reason of any nature, cause or thing whatsoever which arises at any time on or prior to the Payoff Date, for or on account of, or in relation to, or in any way in connection with the Loan Documents, as amended and supplemented through the date hereof, provided that the foregoing shall not affect or impair the rights or interests of any Borrower Releasor in or to any deposit or deposit account maintained at the Lender.

          6. Except with respect to the obligations and liabilities of the Borrower Releasees arising under the Agreement and this letter agreement, the Lender and its successors, assigns, and other legal representatives (collectively, the "Lender Releasors" and individually, a "Lender Releasor"), hereby, jointly, severally, and jointly and severally, absolutely, unconditionally and irrevocably releases, remises and forever discharges each of the Borrower and Photogen, their respective successors and assigns, and their respective present and former shareholders, affiliates, subsidiaries, divisions, predecessors, directors, officers, attorneys, employees, agents and other representatives (Borrower, Photogen and all such other parties collectively, the "Borrower Releasees" and each a "Borrower Releasee"), of and from all Claims of every name and nature, known or unknown, suspected or unsuspected, both at law and in equity, including without limitation, any and all claims against the Borrower arising under federal bankruptcy laws or state insolvency statutes of every kind and description, including, without limitation, those under statutes governing fraudulent conveyance, preferences, and rights of set-off or recoupment, which any Lender Releasor may now or hereafter own, hold, have or claim to have against the Borrower Releasees or any of them for, upon, or by reason of any nature, cause or thing whatsoever which arises at any time on or prior to the Payoff Date, for or on account of, or in relation to, or any way in connection with the Loan Documents, as amended and supplemented through the date hereof. The Lender Releasors each further stipulate that they have received reasonably equivalent value in consideration of this release.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

          7. This letter agreement may be executed by each party on a separate counterpart, each of which when so executed and delivered shall be an original, but all of which together shall constitute one agreement.


                                         Very truly yours,

                                         BROWN SIMPSON PARTNERS I, LTD.
                                         as Lender


                                         By:
                                            ------------------------------------
                                         Name:
                                         Title:

                                         Address:

Acknowledged and agreed to:


ALLIANCE PHARMACEUTICAL CORP.
         as Borrower


By:
   --------------------------------------------------
Name:  Duane J. Roth
Title:  Chairman, Chief Executive Officer and Chief Financial Officer

Address:
6175 Lusk Boulevard
San Diego, CA 92121


PHOTOGEN TECHNOLOGIES, INC.


By:
   --------------------------------------------------
Name: Taffy J. Williams
Title:  President and Chief Executive Officer

Address:
140 Union Square Drive
New Hope, PA 18938

                                   EXHIBIT 5


                             PARTICIPATION AGREEMENT

          PARTICIPATION AGREEMENT ("Agreement") dated as of May 2, 2003, by and among, XMark Fund, L.P., XMark Fund, Ltd. (collectively, "Lender") and Photogen Technologies, Inc. ("Participant").


                                   BACKGROUND

          Lender has entered into a Secured Note Purchase Agreement, dated July 23, 2002, with Alliance Pharmaceutical Corp., a New York corporation ("Borrower") (as amended, modified, supplemented or restated from time to time, the "Loan Agreement") and ancillary agreements and instruments executed in connection therewith (the Loan Agreement and such ancillary agreements and instruments as now or hereafter supplemented and amended hereinafter collectively referred to as the "Financing Agreements"). Pursuant to the Loan Agreement, Lender has purchased Secured Promissory Notes from the Borrower in an outstanding stated value of $3,750,000 (as amended, the "Notes") (comprising original principal of $3,375,000, in two tranches of $1,687,500, each, plus accrued interest thereon). By the terms of the Financing Agreements such Notes are secured by the Collateral.

          Borrower is in default on the Notes and, as of the date hereof, $5,287,501.53 in outstanding value and accrued interest is due and owing under the Notes.

          Participant is contemplating a purchase of substantially all of Borrower's imaging modalities assets used in connection with Borrower's imaging and diagnostic imaging business, including without limitation with respect to development, manufacture, marketing and sale of the Imagent(R) products (the "Asset Purchase").

          Lender and Participant have entered into a Going Forward Agreement, dated as of even date herewith (the "Going Forward Agreement").

          Participant has agreed to buy from Lender and Lender has agreed, for good and valuable consideration, to sell to Participant a participation interest (the "Participation") in the Notes on the terms set forth herein.

          NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, Lender and Participant hereby agree as follows:

          I. DEFINITIONS

          1.1. Terms used herein which are capitalized and not defined herein are used with the meanings ascribed to them in the Loan Agreement.

          2. SALE AND PURCHASE OF PARTICIPATION

          2.1. In consideration of a payment equal to One Million Two Hundred Fifty Thousand Dollars ($1,250,000) (the "Purchase Price"), Lender hereby sells to Participant, and Participant hereby purchases from Lender, without recourse to the Lender, a one-third undivided interest in Lender's right, title and interest in and to the Notes; provided, however, that Participant shall have no interest in any interest accrued on the Notes through the date hereof ("Prior Accrued Interest"). The Purchase Price shall be paid on the date of this Agreement by Epstein Becker & Green, P.C., as escrow agent, on behalf of the Participant by wire transfer of immediately available federal funds in accordance with the instructions of Lender. Epstein Becker & Green, P.C. shall have no other rights or responsibilities hereunder. The relationship between Participant and Lender shall be that of a purchaser and seller of a property interest in the form of an undivided interest in the Notes, not a debtor and creditor relationship, and this Participation Agreement shall not be construed as a loan by the Participant to Lender. Both parties shall treat the participation as a sale and not a loan for all accounting, tax and other purposes. Lender shall mark the Notes and its books and records to reflect the Participation sold to Participant herein.

          2.2. Participant shall have an undivided interest to the extent of participant's Participation in all amounts received by Lender in repayment of the principal amount and accrued interest thereof, other than Prior Accrued Interest (all hereinafter called "Collections"), comprising:

          (a) Amounts received by Lender from the Borrower in payment of the principal amount of and accrued interest other than Prior Accrued Interest on the Notes;

          (b)  Amounts   received  by  Lender  through   realization   upon  the
Collateral, in payment of the principal amount of and accrued interest other than Prior Accrued Interest on the Notes;

          (c) Amounts received by Lender from guarantors under all guaranties of Borrower's obligations to Lender to the extent that the same shall be applicable to payment of the principal amount of and accrued interest other than Prior Accrued Interest on the Notes; and

          (d) Amounts received by Lender through realization upon security other than the Collateral, to the extent that the same shall be applicable to payment of the principal amount of and accrued interest other than Prior Accrued Interest on the Notes as hereinafter provided.

          2.3. [Intentionally Omitted]

          2.4. Participant shall have no interest in any property taken as collateral for any other loans or extensions of credit made to or for Borrower by Lender, or in any property in the possession or control of Lender, or in any deposit held or other indebtedness owing by Lender, which may be or become available for payment of the Notes by reason of the general description of secured obligations contained in any security agreement or other agreement or instrument held by Lender or by reason of the right of set-off, counterclaim or otherwise, except that if such property, deposit or indebtedness or the proceeds thereof shall be applied in reduction of the amount of Notes outstanding under the Loan Agreement then the Participant shall be entitled to its share in such application to the extent set forth in this agreement.

          2.5. If Participant shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of banker's lien, set-off, or counterclaim) on account of Participant's Participation in the Notes in excess of Participant's Participation in the Notes, Participant shall immediately remit such amount to Lender.

          2.6 Lender represents and warrants to Participant that (i) Lender owns the Notes free and clear of all liens, claims, interests and encumbrances, (ii) Lender has the right, power and authority to sell this Participation to Participant and (iii) Lender has not previously sold, assigned or pledged its interest in the Notes, the Financing Agreements or the Collateral.

          3. PROCEDURE

          3.1. All collections and moneys received or held by the Lender on the Notes shall be applied as follows:

          (a) First, to the payment of any Expenses (as defined below), commitment fees, prepayment premiums, termination charges or any other fees or charges payable by Borrower pursuant to the Financing Agreements, which shall be for the account of the Lender.

          (b) Second, to the payment of Prior Accrued Interest, which shall be for the account of the Lender.

          (c) Third, to interest accrued after the date hereof; whereon the Lender will promptly pay over to Participant, in the kind of funds as received or applied an amount equal to its proportionate one-third share of such interest.

          (d) Fourth, to the principal amount of the Notes; whereon the Lender will promptly pay over to Participant, in the kind of funds as received or applied, an amount equal to its proportionate one-third share of such principal amount.

          Any determination by Lender as to the allocation of any payment or application to the Participant's Participation or otherwise to the Notes or to interest, principal, fees, or any other amount payable in respect of the Financing Agreements shall be final and conclusive absent manifest error.

          3.2. Except as otherwise specifically provided for herein, Lender does not assume and shall not have any liability to Participant for the repayment of the purchase price of any Participation, the repayment of any Note, or the validity, value or collectability of any Collateral.

          3.3. All payments hereunder shall be made without any deduction whatsoever, including, but not limited to, any deduction for any setoff, recoupment or counterclaim. Nothing herein contained shall confer upon either of the parties hereto to any interest in, or subject any of the parties hereto to any liability for, the assets or liability of the other party hereto, except only as to the transactions referred to herein.

          3.4. If Lender receives any payment (or payments) from Borrower or any guarantors, or any proceeds from realization upon the Collateral, on account of the Notes or any fees or interest relating thereto, which payment (or payments) or proceeds or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside and/or required to be repaid to a trustee, receiver, or any other party under any bankruptcy act or code, state or federal law, common law or equitable doctrine, then to the extent of any sum not finally retained by Lender, Participant shall, upon notice from Lender, promptly pay over to Lender its proportionate share of such recovered amount to the extent received by Participant.

          4. MANAGEMENT

          4.1. Subject to the terms of the Going Forward Agreement, Lender will have the right to manage, perform and enforce the terms of the Financing Agreements and to exercise and enforce all privileges and rights exercisable or enforceable by it thereunder according to Lender's sole discretion and the exercise of its business judgment. Subject to the terms of the Going Forward Agreement, Lender will use normal prudence and judgment in the servicing and collection of the Notes and the realization upon the Collateral and in the carrying out of the terms and provisions of the Financing Agreements.

          4.2. At any reasonable time during business hours, Lender will permit such agents as may be designated to it in writing by Participant to examine its books, records and accounts relating to transactions with Borrower under the Financing Agreements and will, from time to time, at the request of Participant, furnish to Participant such information as it may have or be able to obtain with respect to the Financing Agreements, the carrying out of the provisions thereof and/or the condition and operations of Borrower. Participant will, from time to time, at the request of Lender, furnish to Lender such information as it may have or be able to obtain with respect to the Financing Agreements, the carrying out of the provisions thereof and/or the condition and operations of Borrower.

          4.3. Lender will not be liable to Participant for any error in judgment or for any act taken or omitted to be taken in good faith under the Financing Agreements or this Agreement or any transactions covered thereby. Without limitation of the generality of the foregoing, Lender (a) may rely on legal counsel (including counsel for Borrower), independent public accountants and other experts selected by Lender and shall not be liable for any action taken or omitted to be taken in good faith by Lender in accordance with the advice of such counsel, accountants or experts, (b) makes no warranty or representation and shall not be responsible for any statement, warranty or representation made in connection with the Financing Agreements or any document relative thereto or for the value of any Collateral, (c) shall not be responsible for the performance or observance of any of the terms, covenants or conditions of the Financing Agreements and shall not have any duty to inspect the property (including the books and records) of Borrower, (d) makes no warranty or representation as to, and shall not be responsible for the due execution, legality, validity, enforceability of the Financing Agreements nor for the genuineness or sufficiency of any Collateral or the collectability of the Notes and (e) shall incur no liability under, or in respect of, the
Financing Agreements or Collateral by acting upon any notice, consent, certificate or other instrument or writing (which may be by telegram, facsimile or telex) believed by Lender to be genuine and signed or sent by the proper party.

          4.4. Lender may in its sole discretion and without the consent of Participant amend or modify the Financing Agreements, and any or all of the other documents which may be relevant to any of the transactions contemplated in connection with the Financing Agreements, or waive its rights thereunder; provided, however, that any such amendment, modification or waiver shall not disproportionately affect the Participant.

          5. LIQUIDATION

          5.1. (a) Subject to the terms of the Going Forward Agreement, upon default by Borrower in the payment or performance of its Obligations under the Financing Agreements, Lender may by itself take any action which it is entitled to take under the Financing Agreements or by law for the protection or realization of the Collateral or for the repayment of the Notes, the enforcement of any of the terms and provisions of the Financing Agreements or of any guaranties of Borrower's obligations to Lender thereunder.

          (b) All normal overhead costs and expenses of collection shall be borne by Lender. All other expenses incurred or sustained by Lender in connection with the enforcement of rights and remedies against Borrower or with regard to any Collateral, or for the protection and/or preservation of any Collateral including, without limitation, all court costs, out-of-pocket costs and expenses of collection by outside attorneys or agencies, including their reasonable fees and disbursements and accountants' fees and disbursements, filing and recording fees, title investigation and insurance charges, appraisal fees, expenses of special examinations and audits, and other out-of-pocket expenses (collectively, the "Expenses") shall be recovered by Lender from the proceeds from the sale, collection or other disposition of the Collateral. To the extent not so recovered, the Expenses shall be borne by Lender and Participant pro rata in accordance with their respective Participations in the Notes to the extent not reimbursed by Borrower. Lender may, in its discretion, reserve such portion of the Collections as may be necessary to cover the Expenses which have accrued or are foreseeable.

          (c) If Borrower, any shareholder or guarantor thereof, any receiver or trustee in bankruptcy, or any other party threatens or commences any action, or makes any claim or demand upon Lender or Participant at any time, because of any alleged usurious, ultra vires or invalid transaction, or any alleged voidable preferential or fraudulent transfer, or asserts any other action, claim or demand arising directly or indirectly out of any transaction under or in relation to the Financing Agreements, any of the Notes, or the Collateral, then any monies paid in satisfaction or compromise of such action, claim or demand, and any costs, outside attorneys' fees and disbursements, and other out-of-pocket expenses incurred in connection therewith shall be deemed Expenses.

          (d) Anything herein to the contrary notwithstanding, the Participant shall not be liable for, nor have to advance, any expenses related to any dispute between the Lender and the Participant, for expenses related to the normal servicing of the loan, and for the costs of in-house counsel or other costs not paid by Lender out-of-pocket, nor shall Lender be entitled to deduct and pay as Expenses any expenses incurred by Lender arising from any dispute between Lender and Participant or arising from the breach of any duty owed by Lender to Participant, or any alleged breach thereof.

          5.2. All Collections and all monies received or held by Lender in connection with the Financing Documents and the proceeds from the sale, collection or other disposition of the Collateral shall be applied as follows:

          (a) First, to the Expenses incurred by Lender in effecting or attempting to effect any recovery of such monies or in enforcing or attempting to enforce any right or remedy under the Financing Agreements or in retaking, protecting, preserving or disposing of the Collateral including, without limitation, expenditures for taxes and insurance premiums;

          (b) Second, to the payment of Prior Accrued Interest, which shall be for the account of the Lender.

          (c) Third, to interest accrued after the date hereof; whereon the Lender will promptly pay over to Participant, in the kind of funds as received or applied an amount equal to its proportionate one-third share of such interest.

          (d) Fourth, to the principal amount of the Notes; whereon the Lender will promptly pay over to Participant, in the kind of funds as received or applied, an amount equal to its proportionate one-third share of such principal amount.

          (e) Fifth, to the extent Lender is not required to refund the same to Borrower or to make any other disposition thereof, to Lender.

          5.3. It is also recognized that an orderly liquidation may require that future advances be made to Borrower and that all such future advances shall be treated as Expenses.

          6. TERMINATION

          (a) As of the Closing Date (as defined in the Going Forward Agreement), this Agreement and the Participation shall terminate and be of no further force and effect.

          (b)  Neither   Lender  nor   Participant   shall  have  any  right  of
termination.

          (c) Upon any termination of this Agreement in accordance with its terms, the Participation shall immediately terminate and be of no further force and effect. From and after such termination, the Participant shall have no interest in the Notes or any payments made to Lender thereunder.

          7. MISCELLANEOUS

          7.1. Participant acknowledges that it has, independently and without reliance upon Lender and based on such financial and other documents and information as the Participant has deemed appropriate, made its own credit analysis and decision to enter into this Agreement, is not relying and will not rely in the future upon any financial projections, estimates, appraisals, financial summaries or credit memoranda prepared by or on behalf of Lender and given directly or indirectly to Participant to assist Participant in making its own independent credit analysis.

          7.2. Participant will maintain any information received from Lender on a confidential basis and not disclose it to any person who is not an officer, employee, legal counsel, authorized agent, or other person necessary to the operation of the business of Participant. Notwithstanding the foregoing, Participant need not maintain the confidentiality of, and may disclose, any information obtained pursuant hereto (i) which has become or hereafter becomes generally available to the public other than as a result of Participant's disclosure; (ii) which becomes available on a non-confidential basis from a source other than Lender; (iii) to any regulatory body having jurisdiction over Participant or otherwise as required by law; (iv) in any litigation or other legal proceeding at law, equity or in bankruptcy to which Lender or Participant are parties, provided that Participant will give Lender not less than fifteen
(15) Business Days prior written notice of Participant's intention to disclose such confidential information in order to allow Lender to seek an appropriate protective order; and (v) the disclosure of which is consented to in writing in advance by Lender. Participant shall hold Lender harmless from any claims or expenses resulting from a breach of Participant's obligations pursuant to this paragraph.

          7.3. Participant represents that it is entitled to receive any payments hereunder without the withholding of any tax and will furnish to Lender such forms, certifications, statements and other documents as Lender may request from time to time to evidence Participant's exemption from the withholding of any tax imposed by any jurisdiction or to enable Lender to comply with any applicable laws or regulations relating thereto. Participant shall reimburse and indemnify Lender for any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed upon, incurred by or asserted against Lender due to its reliance upon the representation made hereunder that Participant is exempt from the withholding of tax.

          7.4. Participant shall have no right to offset, deduct or counterclaim for any amounts due Participant by Lender under this Agreement against any other amounts due Lender by Participant.

          7.5. This Agreement shall be governed by the laws of the State of New York, shall not be amended except by a writing signed by both Lender and Participant, may be executed in several counterparts, each of which shall be deemed to be an original, and shall inure to the benefit of and be binding upon their respective successors and assigns. The parties hereto consent to the jurisdiction of the Supreme Court of the State of New York located in New York County or the United States District Court for the Southern District of New York and further consent that any process or notice or other application to any court or a judge thereof may be served within or without the State of New York or Southern District of New York by certified mail or by personal service, provided a reasonable time for appearance is allowed. Lender and Participant each hereby waive their right to trial by jury with respect to any legal proceeding arising out of or in connection with this Agreement.

          7.6. Any notice or request hereunder may be given to Participant or Lender at their respective addresses set forth below or at such other address as may hereafter be specified in a notice designated as a notice of change of address under this Section. Any notice or request hereunder shall be given by
(a) hand delivery (b) overnight courier, (c) telex or telegram, subsequently confirmed by registered or certified mail, or (d) facsimile to the number set out below (or to such other number as may hereafter be specified in a notice designated as a notice of change of address) with telephone communication to a duly authorized officer of the recipient confirming its receipt as subsequently confirmed by registered or certified mail. Notices and requests shall be deemed effective only when received.

         (A)  If to Lender, at:             Xmark Funds
                                            Carnegie Hall Tower
                                            152 West 57th Street, 21st Floor
                                            New York, New York  10019
                                            Fax:  (212) 247-1329
                                            Attention:  David Cavalier

         (B)  If to Participant, at:        Photogen
                                            Technologies, Inc. 140 Union Square
                                            Drive New Hope, Pennsylvania 18938
                                            Fax: (215) 862-7139 Attention: Taffy
                                            J. Williams

          7.7. Participant shall not, without the prior written consent of Lender sell, pledge, assign, or transfer any of its rights under this Agreement.

          7.8. Lender will furnish to Participant copies of such documents as Lender shall receive pursuant to the Financing Agreements and as the Participant shall reasonably request; but Lender assumes no responsibility with respect to the authenticity, validity, accuracy or completeness thereof. Lender will use its best efforts to give prompt notice to the Participant of the occurrence of any Event of Default under any Financing Agreement of which it shall have actual knowledge, but failure to give the Participant any such notice shall not result in any liability on Lender's part to the Participant.

          7.9. Lender shall be fully justified in failing or refusing to take any action under any Financing Agreement unless it shall first receive such advice or concurrence of the Participant as it deems appropriate and it shall first be indemnified to its satisfaction by Participant against any and all liability and expense which may be incurred by it by reason of the taking or continuation of any such action.

          7.10. Participant irrevocably waives any right to claim that the sale of the Participation constitutes the sale of any investment security for purposes of the Securities Act of 1933, as amended, and the Securities and Exchange Act of 1934, as amended, or any other similar securities act (state or federal), or regulations issued thereunder, or that Lender is the seller or underwriter of an investment security.

          7.11.  Nothing  herein  shall  be  construed  to be or to  create  any partnership,  joint  venture  or  other  joint  enterprise  between  Lender  and
Participant   or  any  sort  of  fiduciary   relationship   between  Lender  and
Participant.

          7.12. This Agreement may be executed in any number of and by different parties hereto on separate counterparts, all of which, when so executed shall be deemed an original, but all such counterparts shall constitute one and the same instrument. Any signature delivered by a party by facsimile transmission shall be deemed an original signature hereto.

          7.13 This Agreement may only be modified by a signed writing executed by all parties hereto and supersedes all prior oral discussions of the parties with respect to its subject matter.

          7.14 This Agreement be binding on, and shall inure to the benefit of, the parties hereto and their respective successors, permitted assigns and legal representatives.

          IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above.

                                       XMARK FUND, L.P.



                                       By:___________________________
                                       Name:_________________________
                                       Title:________________________


                                       XMARK FUND, LTD.

                                       By:___________________________
                                       Name:_________________________
                                       Title:________________________

                                       PHOTOGEN TECHNOLOGIES, INC.

                                       By:___________________________
                                       Name:_________________________
                                       Title:________________________

                                   EXHIBIT 7

                             SECURED PROMISSORY NOTE

$746,250.00                                                        June __, 2003

          FOR VALUE RECEIVED, PHOTOGEN TECHNOLOGIES, INC., a Nevada corporation ("Payor"), hereby unconditionally promises to pay to the order of Xmark Fund, L.P. ("Holder"), the principal sum of $746,250.00 (the "Note Amount") in lawful money of the United States, together with interest on the unpaid principal balance of the Note Amount payable in shares of common stock of the Payor, in accordance with the terms set forth herein. This Secured Promissory Note (this "Note") is being issued pursuant to that certain Going Forward Agreement, dated as of May 2, 2003 (the "Going Forward Agreement"), by and among Payor, Holder and Xmark Fund, Ltd. in order to evidence the unconditional payment obligations of Payor to the Holder pursuant to Section 2(b)(i) and (ii) of the Going Forward Agreement.

          Section 1. Maturity Date. The Note Amount shall be due and payable as follows: (A) fifty percent (50%) of the Note Amount shall be paid by Payor no later than the earlier to occur of (w) the 90th day after the Closing Date (as defined in the Going Forward Agreement) and (x) August 5, 2003, and (B) the remainder of the Note Amount shall be paid by Payor no later than the earlier to occur of (y) the 180th day after the Closing Date and (z) November 3, 2003; provided, however, that Payor shall pay such installments immediately in the event it completes after the Closing Date and prior to either August 5, 2003 or November 3, 2003, as the case may be, one or more institutional financings resulting in aggregate gross proceeds to Payor of at least Eighteen Million Dollars ($18,000,000) or this Note is accelerated in accordance with Section 6.

          Section 2. Interest Rate; Adjustments. Interest shall accrue on the unpaid principal balance of the Note Amount at the rate per annum equal to the Prime Rate (as defined below) plus three percent (3%). For purposes of this Note, the "Prime Rate" shall mean the prime rate published in the Wall Street Journal, Eastern Edition, under the heading "Money Rates" on the date hereof. Interest shall be calculated on the basis of a 360-day year and the actual number of days elapsed.

          Section 3. Interest Payments. Accrued interest on the unpaid principal balance of the Note Amount shall be due and payable in shares of Payor's common stock having a per share value of $1.00 (subject to adjustment in the event of any stock split, stock dividend, reverse stock split, recapitalization or reclassification of Payor's common stock) on the first business day of each month commencing on July 1, 2003 until such time as the Note Amount has been paid in full.

          Section 4. Place and Manner of Payment. Payments of the Note Amount are to be made in United States currency to Holder at 152 West 57th Street, 21st Floor, New York, New York 10019 or at such other location designated in writing by Holder from time to time.

          Section 5. Security for Note. This Note is one of the Notes referred to in the Security Agreement, dated as of even date hereof (the "Security Agreement"), by and among Payor, Holder and Xmark Fund, Ltd. and is secured by the collateral described therein (collectively, the "Collateral"). The Security Agreement grants the Holder certain rights with respect to the Collateral upon an Event of Default.

          Section 6. Events of Default; Remedies. Upon the occurrence of any Event of Default (as defined in the Security Agreement), the outstanding Note Amount, together with all accrued but unpaid interest, shall immediately become due and payable at the option of the Holder upon written notice to the Payor.

          Section 7. No Waiver; Remedies Cumulative. No failure or delay in exercising any right or remedy hereunder operates as a waiver thereof. No single or partial exercise of any right or remedy hereunder precludes any other or further exercise of any right or remedy hereunder or thereunder. Except as expressly provided herein, the exercise of any right or remedy hereunder does not preclude the simultaneous or later exercise of any other rights or remedies available at law or in equity. No amendment or waiver of any provision of this Note, nor consent to any departure by Payor herefrom, shall in any event be effective unless the same shall be in writing and signed by Holder, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

          Section 8. Governing Law. This Note, and all matters arising directly or indirectly herefrom, shall be governed by and construed in accordance with the laws of the State of New York, notwithstanding the choice of law or conflicts of law principles thereof. Payor and, by accepting this Note, the Holder hereby (a) irrevocably consent and submit to the sole exclusive jurisdiction of the state and federal courts located in the State of New York in connection with any suit, action or other proceeding directly or indirectly arising out of or relating to this Note, and (b) irrevocably waive, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum.

          Section  9.   Headings.   All  headings  in  this  Agreement  are  for
convenience of reference only and do not affect the meaning of any provision.

          Section 10. Partial Invalidity. If any term or provision of this Note is at any time held to be invalid by any court of competent jurisdiction, such invalidity shall not effect the remaining terms and provisions of this Note, which shall continue to be in full force and effect.

          Section 11. Waivers. Payor hereby waives presentment, demand for payment, protect, notice of protest and notice of dishonor of this Note.

          Section 12. Successors and Assigns. This Note shall be binding on Payor and its successors and assigns and shall inure to the benefit of Holder and his heirs, administrators, successors and assigns. The term "Holder" in this Note shall refer to the person originally holding this Note or to any other future holder of this Note.

          Section 13. No Jury Trial. THE PAYOR HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES ANY RIGHTS IT MAY NOW HAVE OR HEREAFTER HAVE TO A TRIAL BY JURY IN RESPECT TO ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS NOTE.

          IN WITNESS WHEREOF, Payor has caused this Note to be duly executed as of the date first written above.


                                                PHOTOGEN TECHNOLOGIES, INC.


                                                By: __________________________
                                                    Name:
                                                    Title: